Exhibit 99.1

News release

Biofrontera reports preliminary approximate revenues for the month of September 2021

Leverkusen, Germany, October 01, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the month of September 2021.

The Company’s preliminary, unaudited revenue from product sales in September 2021 was in the range of EUR 2.3 and 2.5 million, compared to EUR 1.8 million in September 2020, an increase of about 33%.

Preliminary revenues from product sales in the US were between EUR 1.6 and 1.8 million compared to EUR 1.0 million in September 2020, an increase of about 64%. In Germany, revenues from product sales were in the range of EUR 0.4 and 0.6 million, compared to EUR 0.6 million in September 2020, a decline of about 19%. In the rest of Europe, the Company generated product sales of around EUR 0.2 million, compared to EUR 0.1 million in September 2020, a plus of about 34%.

Preliminary unaudited approximate revenues

	September			January - September
in EUR thousands	2021	2020	2019	2021	2020	2019
USA	1,700	1,035	1,494	12,400	9,095	13,603
Germany	500	614	532	4,000	3,893	3,279
Europe (ex Germany)	200	149	141	2,100	1,349	1,810
Total revenue from product sales	2,400	1,798	2,166	18,500	14,337	18,692
Revenues from R&D projects and license payments	0	0	43	0	6,493	367
Total revenue	2,400	1,798	2,210	18,500	20,829	19,059

Due to commercial rounding, rounding differences may occur in tables.

Due to the pandemic, the monthly and year-to-date sales development is compared with sales in 2019 for increased transparency. As such, an increase of 11% in September 2021 total product sales was achieved in all markets compared to September 2019. In the USA, product sales increased by about 14% compared to September 2019. In September 2021, product sales were down by around 6% in Germany, while product sales in the remaining European markets increased by approximately 42% compared to September 2019.

Compared to product sales in 2019, year-to-date product revenues across all markets were back to pre-pandemic levels in 2021, despite the US business in particular still being severely impacted by the pandemic in the first few months of the year. Year-to-date product sales in 2021 increased by around 22% in Germany and by 16% in the rest of the European market compared to the same period in 2019. Product revenue in the US market was down 9%, mainly due to the weak sales months of January and February this year due to the pandemic as well as the lack of or lower sales of Aktipak® and Xepi® compared to the period January to September 2019.

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Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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